JACKSON®
NATIONAL LIFE INSURANCE COMPANY

ENDORSEMENT

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, ANNUAL STEP-UP AND EARNINGS-SENSITIVE WITHDRAWAL AMOUNT

This endorsement is made a part of the Contract to which it is attached and is effective on the Issue Date of the Contract, unless another effective date for this endorsement is shown below. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control.

PLEASE NOTE: THIS ENDORSEMENT CANNOT BE TERMINATED INDEPENDENTLY FROM THE CONTRACT TO WHICH IT IS ATTACHED AND THE OWNER(S) MAY NOT BE CHANGED EXCEPT IN THE FOLLOWING LIMITED CIRCUMSTANCES:

THE OWNER(S) MAY CHANGE OWNERSHIP OF THE CONTRACT FROM A NATURAL PERSON TO A TRUST (IF THE OWNER(S) AND THE ANNUITANT(S) ARE THE SAME PERSON) OR FROM A NON-NATURAL PERSON TO ANOTHER NON-NATURAL PERSON OR TO THE ANNUITANT, PROVIDED THAT THESE TYPES OF OWNERSHIP CHANGES DO NOT CONSTITUTE A TAXABLE EVENT AS DEFINED BY THE INTERNAL REVENUE CODE. THE ANNUITANT(S) THEREAFTER CANNOT BE CHANGED.

AS STATED IN YOUR CONTRACT: THE COMPANY RESERVES THE RIGHT TO REFUSE ANY PREMIUM PAYMENT.

The Contract is amended as follows:

1) The following language is added to the **CONTRACT DATA PAGE** of the Contract:

"Please note that due to Your selection of this Guaranteed Minimum Withdrawal Benefit (GMWB), You cannot make any allocations to the Indexed Fixed Option, if available under Your Contract.

Guaranteed Minimum Withdrawal Benefit (GMWB) Charge:

On a quarterly basis, the charge equals 0.2750% of the Guaranteed Withdrawal Balance (GWB) and is deducted from the Contract Value (i) at the end of each Contract Quarter; and (ii) upon termination of the GMWB. Upon step-up on or after the 2nd Contract Anniversary following the effective date of this endorsement, the Company reserves the right to increase the GMWB Charge percentage, subject to a maximum GMWB Charge percentage, on a quarterly basis, of 0.5500%.

The GMWB Charge will be discontinued upon the earlier of the termination of this benefit or the date on which the Contract Value equals zero."

2) The following language is added to the **DEFINITIONS** section of the Contract:

"**BENEFIT DETERMINATION BASELINE (BDB).** The value used to determine whether the GAWA% will increase upon step-up.

BONUS PERIOD. The Bonus Period begins on the effective date of this endorsement and will re-start at the time the bonus base is increased due to a step-up if the step-up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. The Bonus Period ends on the earlier of (a) the 10th Contract Anniversary following the beginning of the most recent Bonus Period, or (b) the date on which the Contract Value falls to zero as the result of a partial withdrawal or deduction of charges.

CONTRACT ANNIVERSARY. Each one-year anniversary of the Issue Date.

CONTRACT QUARTER. The three-month period beginning on the Issue Date or any Contract Quarterly Anniversary.

CONTRACT QUARTERLY ANNIVERSARY. Each three-month anniversary of the Issue Date.

CONTRACT YEAR. The twelve-month period beginning on the Issue Date or any Contract Anniversary.

EARNINGS-SENSITIVE ADJUSTMENT. An amount that the Owner may be allowed to withdraw each Contract Year in addition to the Guaranteed Annual Withdrawal Amount (GAWA) or Required Minimum Distribution (RMD) while still keeping the GMWB fully effective. Earnings-Sensitive Adjustments apply to each partial withdrawal taken and depend on the withdrawal amount and the GMWB Earnings at the time of the withdrawal. The Earnings-Sensitive Adjustments are greater than or equal to zero.

GMWB EARNINGS. An amount used to calculate the Earnings-Sensitive Adjustment that applies to each withdrawal.

GMWB EARNINGS DETERMINATION BASELINE. The value used to calculate the GMWB Earnings.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT (GAWA). The maximum guaranteed amount the Owner is allowed to withdraw each Contract Year, subject to the RMD exception stated in this endorsement, for the guarantee to remain fully effective.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT PERCENTAGE (GAWA%). The percentage upon which the GAWA is based.

GUARANTEED WITHDRAWAL BALANCE (GWB). The value upon which the GMWB Charge and other GMWB values are based.

GWB ADJUSTMENT DATE. The later of (a) the Contract Anniversary on or immediately following the Owner's (if Joint Owners, the oldest Owner's) 70th birthday, or (b) the 10th Contract Anniversary following the effective date of this endorsement.

MAXIMUM ELIGIBLE WITHDRAWAL AMOUNT REMAINING (MEWAR). The maximum partial withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time. If a partial withdrawal is taken that exceeds the MEWAR, then only the portion up to the MEWAR will receive an Earnings-Sensitive Adjustment.

REQUIRED MINIMUM DISTRIBUTION (RMD). For certain qualified contracts, the Required Minimum Distribution is the amount defined by the Internal Revenue Code and the implementing regulations as the minimum distribution requirement that applies to this Contract only. For purposes of this endorsement, this definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the owner of a qualified contract."

3) The following language is added to the **WITHDRAWAL PROVISIONS** of the Contract:

"FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT. The GMWB allows the Owner to make periodic partial withdrawals, prior to the Income Date: 1) for the lifetime of the Owner, or, with Joint Owners, the lifetime of the Joint Owner who dies first if the For Life Guarantee is in effect, or 2) if the For Life Guarantee is not in effect, until the earlier of the death of the Owner (or any Joint Owner) or until the GWB is depleted, regardless of the performance of the Investment Divisions/Portfolios or level of the Contract Value. The guarantee is fully effective if periodic partial withdrawals taken within any one Contract Year do not exceed the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD. Guaranteed withdrawals under the GMWB are non-cumulative; therefore if the Owner does not take the GAWA or the RMD in one year, the Owner may not take more than the greater of the GAWA or the RMD as a guaranteed withdrawal in subsequent years. On each Contract Anniversary following the effective date of this endorsement, the GWB will automatically "step up" to the Contract Value if the Contract Value is greater than the GWB.

The withdrawals made under this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract or any other endorsements attached to the Contract.

For purposes of this endorsement, partial withdrawals are considered to be the entire amount withdrawn from the Contract, including any applicable charges, Earnings-Sensitive Adjustments and other adjustments for such withdrawals. A partial withdrawal in excess of the Withdrawal Value (if applicable) will be permitted as long as the total partial withdrawal for the Contract Year does not exceed the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD. A partial withdrawal in excess of the Contract Value will be permitted as long as the total partial withdrawal for the Contract Year does not exceed the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD. In this case, the Contract Value will be set to zero and the Contract Value Reduces to Zero provision will apply.

If the age of any Owner is incorrectly stated at the time of the election of the GMWB, on the date the misstatement is discovered the GWB and GAWA will be recalculated based on the GAWA% applicable at the correct age. If the age at election of the Owner (if Joint Owners, the oldest Joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB Charges will be refunded.

Assessment of GMWB Charge.

The GMWB Charge is as specified above. This charge will be deducted at the end of each Contract Quarter on a pro rata basis from the Separate Account Contract Value and the Fixed/Guaranteed Account Contract Value. GMWB Charges applied to the Separate Account Contract Value result in a redemption of Accumulation Units. The GMWB Charge will not affect the value of the Accumulation Units. Upon termination of the GMWB, a pro rata GMWB Charge will be deducted from Your Contract Value for the period since the last quarterly GMWB Charge.

Guaranteed Withdrawal Balance.

On the effective date of this endorsement, the GWB is determined as follows and is subject to a maximum of $5,000,000.00:

1. If elected as of the Issue Date of the Contract, the GWB equals the initial Premium, net of any applicable premium taxes, plus any Contract Enhancement.
2. If elected after the Issue Date of the Contract, the GWB equals the Contract Value on the effective date of this endorsement.

With each subsequent Premium received after this endorsement is effective, the GWB will be recalculated to equal the GWB prior to the Premium payment plus the amount of the Premium payment, net of any applicable premium taxes, plus any Contract Enhancement resulting from that Premium payment, subject to the maximum shown above.

With each partial withdrawal, the GWB is reduced. If You choose to withdraw an amount that exceeds the Earnings-Sensitive Adjustments plus the greater of the GAWA or the RMD during any Contract Year, the GWB may be reduced by an amount greater than the partial withdrawal.

Partial withdrawals will affect the GWB as follows:

1. If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, the GWB is equal to the greater of:
   a. the GWB prior to the partial withdrawal less the partial withdrawal; or
   b. zero.

2. If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of the total amount of the current partial withdrawal or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, and the GWB is equal to the greater of:
   a. the GWB prior to the partial withdrawal, first reduced dollar for dollar for any portion of the partial withdrawal not defined as an excess withdrawal, then reduced in the same proportion that the Contract Value is reduced for the excess withdrawal; or
   b. zero.

Guaranteed Annual Withdrawal Amount.

The GAWA% is the percentage upon which the GAWA is based and is defined in the table below:

Attained Age	GAWA%
35-64	4%
65-74	5%
75-80	6%
81+	7%

The GAWA% is determined at the earlier of: 1) the time of the first withdrawal, 2) the date that the Contract Value reduces to zero, 3) the date that the GMWB endorsement is continued by a spousal Beneficiary, or 4) upon election of the Life Income of the GAWA Income Option. The GAWA% is based on the Owner's attained age at the time of determination (if there are Joint Owners, it is based on the attained age of the oldest Joint Owner). The GAWA is equal to the GAWA% multiplied by the GWB at the time of determination.

With each subsequent Premium received after the GAWA% is determined, the GAWA will be recalculated to equal the GAWA prior to the Premium payment plus the GAWA% multiplied by the subsequent Premium payment, net of any applicable premium taxes, plus any Contract Enhancement resulting from that Premium payment, or the GAWA% multiplied by the increase in the GWB, if less.

Partial withdrawals will affect the GAWA as follows:

1. If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, the GAWA will be unchanged.
2. If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of the total amount of the current partial withdrawal or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, and the GAWA is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.

At the end of each Contract Year after the GAWA has been determined, if the For Life Guarantee is not effective and the GWB is less than the GAWA, the GAWA is set equal to the GWB.

Benefit Determination Baseline.

On the effective date of this endorsement, the BDB is determined as follows:

1. If the effective date of this endorsement is the Issue Date of the Contract, the BDB equals the initial Premium, net of any applicable premium taxes, plus any Contract Enhancement.
2. If the effective date of this endorsement is after the Issue Date of the Contract, the BDB equals the Contract Value on the effective date of this endorsement.

With each subsequent Premium received after this endorsement is effective, the BDB will be recalculated to equal the BDB prior to the Premium payment plus the amount of the Premium payment, net of any applicable premium taxes, plus any Contract Enhancement resulting from that Premium payment.

No adjustment is made to the BDB for partial withdrawals.

Guaranteed Withdrawal Balance Bonus.

A bonus will be applied to the GWB at the end of each Contract Year during the Bonus Period if no withdrawals are taken during that Contract Year.

At the time the bonus is applied:

1. The GWB equals the GWB prior to the application of the bonus plus 6% of the bonus base, subject to a maximum of $5,000,000.00.
2. If the bonus is applied after the GAWA% has been determined, the GAWA is the greater of:
   a. the GAWA% multiplied by the new GWB; or
   b. the GAWA prior to the bonus.

The bonus base is determined as follows:

On the effective date of this endorsement, the bonus base is equal to the GWB.

With each subsequent Premium received after this endorsement is effective, the bonus base will be recalculated to equal the bonus base prior to the Premium payment plus the amount of the Premium payment, net of any applicable premium taxes, plus any Contract Enhancement resulting from that Premium payment, subject to a maximum of $5,000,000.00.

Partial withdrawals will affect the bonus base as follows:

1. If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, the bonus base will be unchanged.
2. If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, the bonus base is set equal to the lesser of the GWB following the partial withdrawal or the bonus base prior to the partial withdrawal.

If the Owner has elected to discontinue the automatic step-ups together with the application of the bonus, the bonus will no longer be applied to the GWB. However, adjustments to the bonus base due to partial withdrawals and subsequent Premiums will continue as described.

If the Owner elects to reinstate the automatic step-ups together with the application of the bonus, the Bonus Period will not automatically re-start upon reinstatement. The Bonus Period will re-start at the time the bonus base is increased due to a step-up if the step-up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. Bonuses may no longer apply if the reinstatement takes effect after the end of the Bonus Period. Reinstatement will not result in retroactive adjustment to the GWB for bonuses that would have occurred had the GWB Bonus provision not been discontinued.

The GWB Bonus provision is terminated on the date the Contract Value is reduced to zero or the date the GMWB endorsement is terminated.

Guaranteed Withdrawal Balance Adjustment

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB adjustment is applied to the GWB on the GWB Adjustment Date.

At the time the GWB adjustment is applied, the GWB will be set equal to the greater of the current GWB or the GWB adjustment, subject to a maximum of $5,000,000.00. The Guaranteed Withdrawal Balance Bonus will not be adjusted at the time the GWB adjustment is applied.

The GWB adjustment is determined as follows:

On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.00.

With each subsequent Premium received after this endorsement is effective and prior to the first Contract Anniversary following the effective date of this endorsement, the GWB adjustment will be recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable premium taxes, plus any Contract Enhancement resulting from that Premium payment, subject to a maximum of $5,000,000.00.

With each subsequent Premium received on or after the first Contract Anniversary following the effective date of this endorsement, the GWB adjustment will be recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable premium taxes, plus any Contract Enhancement resulting from that Premium payment, subject to a maximum of $5,000,000.00.

The GWB Adjustment provision is terminated on the GWB Adjustment Date, the date the Contract Value is reduced to zero, the date this GMWB endorsement is terminated, or the date this GMWB endorsement is continued by a spousal Beneficiary.

GMWB Earnings Determination Baseline.

On the effective date of this endorsement, the GMWB Earnings Determination Baseline is determined as follows:

1. If the effective date of this endorsement is the Issue Date of the Contract, the GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable premium taxes.
2. If the effective date of this endorsement is after the Issue Date of the Contract, the GMWB Earnings Determination Baseline is equal to the Contract Value, less any Recapture Charges that would be assessed on a full withdrawal.

With each subsequent Premium received after this endorsement is effective, the GMWB Earnings Determination Baseline is equal to the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable premium taxes.

At the time of partial withdrawal, the GMWB Earnings Determination Baseline is equal to the greater of:
1. Zero; and
2. GMWB Earnings Determination Baseline prior to the partial withdrawal less the greater of:
    a. the partial withdrawal less GMWB Earnings; and
    b. zero.

Earnings-Sensitive Adjustments.

When a partial withdrawal is taken, the withdrawal amount will be increased by the Earnings-Sensitive Adjustment that applies for that withdrawal. The Earnings-Sensitive Adjustment portion is considered a withdrawal. In particular, it will reduce Contract Value, Remaining Premium, and other values in the same manner as any other withdrawal.

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:
1. 40% of the GMWB Earnings at the time of the withdrawal; or
2. 2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:
1. 40% of the GMWB Earnings at the time of withdrawal;
2. 2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or
3. The greater of:
    a. zero; and
    b. the GWB less the MEWAR.

At any time, the MEWAR is the greater of:
1. Zero; and
2. The quantity equal to:
    a. the Earnings-Sensitive Adjustments in the current Contract Year; plus,
    b. the greater of the GAWA or the RMD; less
    c. all partial withdrawals made in the current Contract Year, including any Earnings-Sensitive Adjustments.

At any time, GMWB Earnings are the greater of:
1. Zero; and
2. The Contract Value minus the GMWB Earnings Determination Baseline.

For Life Guarantee.

While the Contract is still in force with a Contract Value greater than zero and before the Income Date, the For Life Guarantee becomes effective on:

1. the Contract Anniversary on or immediately following the Owner's (if Joint Owners, the oldest Owner's) attained age 59 1/2; or
2. the effective date of this endorsement if the Owner (or oldest Joint Owner) is age 59 1/2 or older on the effective date of this endorsement.

If the For Life Guarantee becomes effective after the GAWA% is determined, the GAWA is reset to equal the GAWA% multiplied by the current GWB.

The For Life Guarantee is terminated when this GMWB endorsement is terminated or if this GMWB endorsement is continued by a spousal Beneficiary.

Contract Value Reduces to Zero.

If the Contract Value is reduced to zero, all other rights under the Contract cease, no subsequent Premium payments will be accepted, all other endorsements are terminated without value, and Spousal Continuation is not available upon the death of the Owner or the death of any Joint Owner. The Bonus Period is terminated and no further bonuses are applied.

If the GAWA% has not yet been determined, it will be set at the GAWA% corresponding to the Owner's (or oldest Joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA% multiplied by the GWB.

If the For Life Guarantee is effective, the Owner will receive annual payments of the GAWA until the death of the Owner or the death of any Joint Owner.

If the For Life Guarantee is not effective, the Owner will receive annual payments of the GAWA until the earlier of the depletion of the GWB or the death of the Owner or the death of any Joint Owner. With each payment, the GWB is reduced by the amount of the payment until the GWB is depleted. The last payment will not exceed the remaining GWB at the time of payment.

Subject to the Company's approval, the Owner may elect to receive payments more frequently than annually. However, the sum of the payments made during the year may not exceed the annual payment amount described above.

Upon the death of the Owner or the death of any Joint Owner, all payments will cease. No death benefit or Earnings Protection Benefit will apply.

Guaranteed Withdrawal Balance Step-Up.

On each Contract Anniversary following the effective date of this endorsement, the GWB will automatically step up to the Contract Value if the Contract Value is greater than the GWB.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this endorsement, the Company reserves the right to prospectively increase the GMWB Charge percentage, subject to the maximum GMWB Charge percentage indicated in this endorsement. You will be notified in advance of a GMWB Charge percentage increase and You may elect to discontinue the automatic step-ups. Election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus. Such election must be in writing and received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the GWB Step-Up provision together with the GWB Bonus provision at the then current GMWB Charge percentage. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order. Reinstatement will not result in retroactive adjustment to the GWB for step-ups that would have occurred had the automatic step-up provision not been discontinued.

At the time of step-up:

1. The GWB is set equal to the Contract Value, subject to a maximum of $5,000,000.00.
2. The bonus base will automatically step up to the new GWB if the new GWB is greater than the bonus base.
3. The BDB equals the greater of:
   a. the Contract Value; or
   b. the BDB prior to the step-up.

If the step-up occurs after the GAWA% is determined:

1. If the Contract Value is greater than the BDB prior to the step-up and the For Life Guarantee is still in effect, the GAWA% is re-determined based on the attained age of the Owner (if there are Joint Owners, it will be based on the attained age of the oldest Joint Owner.)
2. The GAWA is the greater of:
   a. the GAWA% (as re-determined, if applicable) multiplied by the new GWB; or
   b. the GAWA prior to the step-up."

4) The following language is added to the **DEATH BENEFIT PROVISIONS** of the Contract:

"Upon the death of the Owner or the death of any Joint Owner, while the Contract is still in force, the GMWB terminates without value, unless continued by the spouse.

Upon continuation of the Contract by a spousal Beneficiary, the spouse may elect to terminate the GMWB on the Continuation Date and thereafter no GMWB Charge will be assessed. If the spouse does not make such election on the Continuation Date, the GMWB will remain in force and may not be subsequently terminated independently from the Contract to which it is attached.

If the GMWB is continued by the spouse, the For Life Guarantee and the Guaranteed Withdrawal Balance Adjustment provisions will no longer be effective and the GAWA% will not change on future step-ups. If the GAWA% has not yet been determined, it will be set at the GAWA% corresponding to the original Owner's (or oldest Joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA% multiplied by the GWB. No other adjustments will be made to the GWB or the GAWA at the time of such continuation. Step-ups will continue as permitted in accordance with the rules described under the Guaranteed Withdrawal Balance Step-Up provision. Bonuses will continue to apply in accordance with the rules described in the Guaranteed Withdrawal Balance Bonus provision. Contract Years and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date and the effective date of this endorsement will continue to be the original endorsement effective date. The Bonus Period will continue to be based on the original effective date of this endorsement or the most recent bonus base step-up, if applicable. The latest date upon which the Bonus Period can re-start will continue to be based on the original Owner's (if Joint Owners, the oldest Owner's) attained age. No adjustment is made to the GMWB Earnings Determination Baseline for the continuation adjustment (if any)."

5) The following language is added to the **INCOME PROVISIONS** of the Contract:

"On the Latest Income Date if the For Life Guarantee is in effect, in addition to the Income Options available under the Contract, the following Income Option may be elected:

Life Income of the GAWA. The Owner is entitled to receive payments of a fixed dollar amount payable during the lifetime of the Owner. The total annual amount payable under this option will equal the GAWA in effect at the time of election of this option. This amount will be paid in the frequency (not less than annually) that the Owner elects. No further annuity payments are payable after the death of the Owner, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner has an early death. If the GAWA% has not yet been determined, it will be set at the GAWA% corresponding to the Owner's (or the oldest Joint Owner's) attained age at the time of election of this Income Option and the GAWA will be equal to the GAWA% multiplied by the GWB.

On the Latest Income Date if the For Life Guarantee is not in effect, in addition to the Income Options available under the Contract, the following Income Option may be elected:

Specified Period Income of the GAWA. The Owner is entitled to receive payments of a fixed dollar amount for a stated number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable under this option will equal the GAWA in effect at the time of election of this option, but will not exceed the remaining GWB. This amount will be paid over the determined number of years in the frequency (not less than annually) that the Owner elects. If, at the death of the Owner, payments have been made for less than the stated number of years, the remaining payments will be made to the Beneficiary. This option may not be available on certain Qualified Plans."

TERMINATION OF THE GMWB. The GMWB will terminate, a pro rata GMWB Charge will be deducted from Your Contract Value for the period since the last quarterly GMWB Charge, and all benefits under this endorsement will cease on the earlier of:

1. the date the Owner elects to receive income payments under the Contract;
2. the Latest Income Date;
3. the date of a full surrender;
4. the date upon which the Contract terminates because the Owner or any Joint Owner dies, unless continued by the spouse;
5. the Continuation Date if the spousal Beneficiary elects to terminate the GMWB; and
6. the date upon which all obligations for payment under this endorsement have been satisfied after the Contract has been terminated.

Endorsement effective date (if different from Issue Date of the Contract): ______________

Signed for the
Jackson National Life Insurance Company

President and Chief Executive Officer